SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number

99.1	Appointment of Supervisor.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: October15, 2019	By:	/s/ Guo Xiaojun
	Name:	Guo Xiaojun
	Title:	Secretary to Board of Directors

Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Announcement on Election of Employee Representative Supervisor

Reference is made to the announcement of Sinopec Shanghai Petrochemical Company Limited (the “Company”) dated 30 September 2019 in relation to the resignation of employee representative supervisor of the Company. Given that the proportion of employee representative supervisors in the Supervisory Committee of the Company (the “Supervisory Committee”) falls below the statutory requirement in accordance with the relevant regulations under the Company Law and the Articles of Association of the Company, on 11 October 2019, the staff association of the Company through democratic election procedure elected Mr. Zhang Feng (“Mr. Zhang”) and Mr. Chen Hongjun (“Mr. Chen”) as employee representative supervisors of the Company, for a term of office which is the same as the current session of the Supervisory Committee. The remuneration of the newly elected supervisors will be determined pursuant to the Measures for the Payment of Remuneration for Directors, Supervisors and Senior Management of the Company.

The biography of Employee Representative Supervisors is set out below:

Zhang Feng, aged 50, is currently Auditing Director of the Company. Mr. Zhang started his career in Shanghai Petrochemical Complex in 1991. He served as Assistant of Chief and Deputy Chief of Finance Section of Polyester II Factory, Deputy Chief of Finance Section of Polyester Department, Deputy Chief and Chief of Cost Section of Finance Division of Polyester Department, Deputy Chief and Chief of Finance Division, Director Assistant, Deputy Director, Deputy Director (Hosting Work), Director of Finance Department and Chief of Finance Division. He has been the Auditing Director of the Company since December 2018 and Employee Representative Supervisor since 11 October 2019. Mr. Zhang graduated from Shanghai University of Finance and Economics in 1991, majoring in Accounting, and obtained a bachelor’s degree in Economics. Mr. Zhang holds a senior accountant title.

Save as disclosed above, Mr. Zhang (i) did not hold any directorships in the last three years in other public companies the securities of which are listed on any securities market in Hong Kong or overseas; (ii) does not have relationships with any director, supervisor, senior management, controlling shareholder, substantial shareholder or de facto controller of the Company; and (iii) as at the date of this announcement, is deemed to be interested in 10,000 shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Zhang has not faced any disciplinary action by the China Securities Regulatory Commission or other relevant authorities, nor has been sanctioned by any stock exchange.

Chen Hongjun, aged 48, is currently Vice-President of Labour Union, Director of the Public Affairs Department and Vice-President of the Association of Science and Technology of the Company. Mr. Chen started his career in the Company in 1996. He served as Vice Party Branch Secretary of Fibre Polymer Office, Deputy Director of Spinning Office, Director of Simulation Office, Section Manager of Scientific Research Management Department, Deputy Secretary and Secretary of Youth League Committee of the Company, Party Secretary and Deputy Director of the Chemical Engineering Department, Party Secretary and Assistant Manager of Fine Chemicals Department and Director of Public Affairs Department. Mr. Chen was appointed as Vice-President of Labour Union of the Company in November 2013. He was appointed as Vice President of the Association of Science and Technology in December 2017. He served as Director of the Public Affairs Department of the Company since April 2018, and he was elected as Employee Representative Supervisor of the Company on 11 October 2019. In 1993, Mr. Chen graduated from Chengdu University of Science and Technology, majoring in Dyeing and Finishing Engineering, and obtained a bachelor’s degree in Engineering. In 1996, he obtained a master’s degree in Chemical Fibre from Sichuan Unite University. Mr. Chen holds a senior engineer title.

Save as disclosed above, Mr. Chen (i) did not hold any directorships in the last three years in other public companies the securities of which are listed on any securities market in Hong Kong or overseas; (ii) does not have relationships with any director, supervisor, senior management, controlling shareholder, substantial shareholder or de facto controller of the Company and (iii) as at the date of this announcement, is deemed to be interested in 31,400 shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Chen has not faced any disciplinary action by the China Securities Regulatory Commission or other relevant authorities, nor has been sanctioned by any stock exchange.

Save as disclosed above, the Company is not aware of any information in respect of the above employee representative supervisors that need to be disclosed pursuant to Rule 13.51(2)(h) to Rule 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, nor was the Company aware of any matters that need to be brought to the attention of the shareholders of the Company.

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Guo Xiaojun Joint Company Secretary

Shanghai, the PRC, 15 October 2019